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                           March 22, 2024

       Crissy Carlisle
       Chief Financial Officer
       Enhabit, Inc.
       6688 N. Central Expressway Suite 1300
       Dallas, TX 75206

                                                        Re: Enhabit, Inc.
                                                            Form 10-K filed
March 15, 2024
                                                            File No. 001-41406

       Dear Crissy Carlisle:

               We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

       Form 10-K filed March 15, 2024

       Adjusted EBITDA, page 42

   1.                                                   Please quantify the
components of the adjustment for    unusual or nonrecurring items not
                                                        typical of ongoing
operations    and describe the nature of each material component. For
                                                        each material
component, please tell us your consideration of Item 10(e)(1)(ii)(B) of
                                                        Regulation S-K and
Question 100.01 in the C&DIs on Non-GAAP Financial Measures in
                                                        determining the costs
do not represent normal, recurring operating costs.
   2. Please tell us your consideration of providing disclosure in MD&A or elsewhere as appropriate describing
the nonroutine litigation mentioned in your Adjusted EBITDA
                                                        reconciliation and the
expected material impact on future operations.




               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Crissy Carlisle
Enhabit, Inc.
March 22, 2024
Page 2




       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions.



                                                         Sincerely,
FirstName LastNameCrissy Carlisle
                                                         Division of
Corporation Finance
Comapany NameEnhabit, Inc.
                                                         Office of Industrial
Applications and
March 22, 2024 Page 2                                    Services
FirstName LastName